EXHIBIT 99.25

CONSENT OF HASSAN GHAFFARI

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Hassan Ghaffari, P.Eng., Manager of Metallurgy (Wardrop Engineering Inc.), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Resource estimate of the Bellekeno Project;

2.	Technical report dated June 30, 2008, entitled “Bellekeno Preliminary Economic Assessment, Technical Report, Keno Hill Mining District, Yukon”;

3.	The Annual Report.

Date: March 30, 2009

Yours truly, /s/ Hassan Ghaffari
Name: Hassan Ghaffari, P.Eng. Title: Manager of Metallurgy, Wardrop Engineering Inc.